

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-mail
Mr. John Kennedy
Senior Vice President and Chief Accounting Officer
The Chubb Corporation
15 Mountain View Road
Warren, NJ 07059

Re: The Chubb Corporation
       Form 10-K for the Year Ended December 31, 2010
       Filed February 25, 2011
       File No. 001-08661

Dear Mr. Kennedy:

We have reviewed your June 3, 2011 response to our May 6, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing your response to the comments, we may have additional comments.

Notes to Consolidated Financial Statements
(3) Invested Assets and Related Income, page F-12

1. We acknowledge your response to comment three and your request for us to return the supplemental information you provided via facsimile upon the completion of our review under Securities Exchange Act Rule 12b-4. We represent that we will do so upon the completion of our review. However, it is unclear why your entire response to our comment should not be available for public dissemination. Please address the following comments:

    • Please resubmit your June 3, 2011 paper response to comment three with a cover letter providing written substantiation in support of the need for confidential treatment of the information requested and limit your Freedom of Information Act Rule 83 request to only those portions of the response which must truly remain confidential;

    • Please ensure this resubmission includes all the information for which confidential treatment is requested; and

- Submit a separate electronic version of the response as CORRESP that redacts the information subject to the new Rule 83 request and marks the response using brackets or other clear markings to indicate the location of the omitted material.

2. Based on the length of time that the securities you identify in your response to comment three have been in a loss position and the discussion in your response, it appears that you may be placing too much reliance on your ability to hold a security for a period of time sufficient to allow for recovery of your cost. We have long held that "other than temporary" does not mean "permanent" and find it difficult to understand how impairments for periods ranging up to greater than four years can be deemed temporary losses in value not warranting write-off. We encourage you for future filings to reassess the specific facts and circumstances associated with your identified investments and your assertion that these extended declines in value are temporary.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant